Wedbush Securities Inc.
Statement of Segregated Requirements and Funds in Segregation
For Customers Trading U.S Commodity Exchanges
June 30, 2016

		Schedule 4
Segregation requirement		
Net ledger balance		
Cash	$	777,646,000
Securities (at market)		383,968,000
Net unrealized profit (loss) in open futures contracts traded on a contract market		16,522,000
Exchange traded options		
Market value of open option contracts purchased on a contract market		374,283,000
Market value of open option contracts granted (sold) on a contract market		(390,508,000)
Net equity		1,161,911,000
Accounts liquidating to a deficit and accounts with debit balances with no open trades		952,000
Amount required to be segregated		1,162,863,000
Funds in segregated accounts		
Deposited in segregated funds bank accounts		
Cash		363,257,000
Securities representing investments of customers' funds (at market)		-
Securities held for particular customers or option customers in lieu of cash (at market)		398,000
Margins on deposit with derivatives clearing organizations of contract markets		
Cash		259,284,000
Securities representing investments of customers' funds (at market)		191,337,000
Securities held for particular customers or option customers in lieu of cash (at market)		379,792,000
Net settlement due to clearing organizations of contract markets		1,885,000
Exchange traded options		
Value of open long option contracts		374,283,000
Value of open short option contracts		(390,508,000)
Segregated funds on hand		3,777,000
Total amount in segregation		1,183,505,000
Excess funds in segregation		**20,642,000**
Management target amount for excess funds in segregation		13,000,000
Excess funds in segregation over management target amount	$	**7,642,000**

Note: A reconciliation between the above computation and the Company's corresponding amended unaudited Form X-17A-5, Part II, as of June 30, 2016, filed on September 7, 2016, is not required as no material differences exist.

Wedbush Securities Inc.

Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign
Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7
June 30, 2016

Schedule 5

Foreign futures and foreign options secured amounts		
Amount required to be set aside in separate Section 30.7 accounts:		
Funds on deposit in separate Section 30.7 accounts		
Cash in banks	$	38,059,000
Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade		(1,077,000)
Net equity		36,982,000
Accounts liquidating to a deficit and accounts with debit balances - gross amount		4,000
Amount required to be set aside as the secured amount - Net Liquidating Equity Method		36,986,000
Greater of amount required to be set aside pursuant to foreign jurisdiction	$	36,986,000
Funds deposited in separate regulation 30.7 Accounts		
Cash in banks	$	29,383,000
Securities in safekeeping with banks		-
Equities with registered futures commission merchants		
Cash		-
Unrealized gain (loss) on open futures contracts		-
Amounts held by clearing organizations of foreign boards of trade		
Cash		7,491,000
Amount due to (from) clearing organization - daily variation		37,000
Amounts held by members of foreign boards of trade		
Cash		2,510,000
Unrealized gain (loss) on open futures contracts		305,000
Total funds in separate section 30.7 accounts		39,726,000
Excess set aside for secured amount		**2,740,000**
Management target amount for excess funds in separate section 30.7 accounts		1,000,000
Excess funds in separate section 30.7 accounts over management target amount	$	**1,740,000**

Note: A reconciliation between the above computation and the Company's corresponding amended unaudited Form X-17A-5, Part II, as of June 30, 2016, filed on September 7, 2016, is not required as no material differences exist.